Exhibit 41

MARCONI WINS GBP20 MILLION COMMUNICATIONS
SERVICES CONTRACT FOR TUBE LINES

Five-year agreement with Tube Lines covers maintenance of Jubilee Line communications equipment

London — 10 March 2003 — Marconi (MONI) today announces that has won a GBP19.2 million services contract from Tube Lines — the company selected by the Government to maintain and upgrade the infrastructure on the Jubilee, Northern and Piccadilly Lines (JNP). The five year contract is for the maintenance of existing communications equipment on the Jubilee Line.

The communications system is vital for the effective operation of the Jubilee Line. The contract between Marconi’s Services division and Tube Lines is designed to ensure that any faults with the communication systems on the Jubilee line are responded to and rectified quickly. Tube Lines is committed to reducing the number of faults that affect the service year on year.

Marconi will continuously assess communications system performance using its Maintenance Management System (TRAMMS) to ensure optimum performance and reduce the number of faults. Marconi will also provide all corrective and preventative maintenance in supporting over 34 different communications systems on the Jubilee Line and provide remote monitoring of system elements that will improve system performance, as well as reduce the equipment downtime, thereby reducing service disruption.

ENDS/...

Notes to editors

1.	Tube Lines is responsible for the maintenance and upgrade of the infrastructure on the Jubilee, Northern and Piccadilly lines. London Underground is responsible for operating the Underground, for employing drivers and station staff, for ticketing and fares, and for the Tube’s safety regime.

2.	The Tube Lines consortium consists of Amey, Bechtel and Jarvis, and brings together some of the most experienced providers of business services with specialist skills in the rail industry, including track and signal renewals, plus project and operational management. They are providing some of the best project and operational managers from around the world to work on the modernisation of the tube system.

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Marconi contacts

Name:	Joe Kelly	Heather Green
Title:	Public Relations	Investor Relations
Phone:	+44 (0) 207 306 1771	+44 (0) 207 306 1735
Phone:	+44 (0) 207 603 1490 joe.kelly@marconi.com	heather.green@marconi.com